FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON MARCH 31st,, 2012

Highlights for the Period

➢  Operating revenues increased 4.4%, reaching Ch$ 1,644,177 million, mainly as a consequence of higher energy sales by Ch$ 86,132 million, in line with important increases in demand for electricity, as follows,

•        Argentina          6.4%

•        Brazil               6.6%

•        Chile                6.8%

•        Colombia          4.7%

•        Peru                 6.4%

➢  Physical sales in distribution increased 981 GWh, or 5.7%, reaching 18,251 GWh. While in generation, the production reached 16,215 GWh, increasing 544 GWh, equivalent to 3.5%.

➢  Another positive factor which contributes to understand this better result, corresponds to the addition of 380,000 new clients during the last twelve months.

➢  Operating costs increased 6.0%, reaching Ch$ 925,421 million, due to higher energy purchases of Ch$ 38,940 million, increased fuel consumption by Ch$ 13.386 million, and higher transportation cost of Ch$ 28,688 million. As largely informed, these higher costs are heavily influenced by two and a half years of sustained drought in Chile.

➢  EBITDA of the Company increased 14.4% up to Ch$ 497,025 million, in a solid proof of the benefits of adequate diversification.

➢  Financial result was Ch$ 84,287 million losses, or 21.5% higher than for the first quarter of 2011. This negative output is mainly due to higher interest expenses, increase in negative exchange rate variations, as well as negative impact on loss from indexed assets and liabilities.

➢  Net Income before taxes improved 7.6% or Ch$ 20.867 million of higher results

➢  Taxes decreased by Ch$ 28.893 million

➢  Net income increased 27,4% or Ch$ 49.759 million, from Ch$ 181.340 million up to Ch$ 231.099 million.

➢  The diversified portfolio of Enersis Group, allowed us to maintain a well balanced contribution to our EBITDA, by business segment,

•     Generation and Transmission:           46%

•     Distribution:                                      54%

Pg. 1

Distribution Business

Consolidated figures for the distribution businesses are detailed as follows:

➢  Operating revenues rose 8.1% to Ch$ 1,163,172 million.

➢  Procurement and service costs were Ch$ 739,972 million, 4.8% higher than for the same period of 2011.

➢  EBITDA in the first quarter of 2012 amounted to Ch$ 267,165 million, 29.7% higher than the first quarter of 2011.

➢  Energy sales by customer type for each of our distribution companies is as follows:

Factors influencing this higher distribution business EBITDA are as follows:

In Argentina, EBITDA decreased by Ch$ 7,936 million, mainly explained by:

➢  Increase in operating costs, mainly due to higher energy purchases and salary increases under union agreements.

➢  This was partially offset by higher physical sales, due to a higher demand for electricity.

In Brazil, EBITDA grew by Ch$ 22,226 million as result of:

➢  Higher energy sales income of Ch$ 11,431 million, explained by a 6.8% larger demand and  higher average sale price.

➢  This was partially compensated by Ch$ 35,087 or 28.1% lower other operating income.

In Chile, EBITDA grew by Ch$ 5,354 million, mainly explained by:

➢  Higher energy sales income of Ch$ 11,666 million, explained by 6.8% larger demand and  higher average energy sale price.

In Colombia, EBITDA increased by Ch$ 41,049 million, mostly as result of:

➢  The effect of the Colombian government equity tax reform, which implied recording in 2011 the entire tax payable during the period 2011-2014.

➢  Higher energy sales income of Ch$ 28,623 million an 18.4% increase, explained by an 11.7% increase in demand and higher average energy sale price.

In Peru, EBITDA rose Ch$ 485 million as result of:

➢  6.3% increase in physical sales.

➢  Higher other operating incomes of 3.7%.

➢  The previous was partially offset by Ch$ 12,815 million of higher energy purchases or 29.1% increase over the same period last year, and by 0.1 p.p increase in energy losses.

Pg. 2

Generation and Transmission Business

➢   Operating revenues decreased 1.0% reaching Ch$ 632,454 million, due to a lower average energy sale price.

➢   Procurement and services costs increased 6.8% to Ch$ 342,102 million as result of higher transportation expenses of Ch$ 23,120 million and higher fuel consumption of Ch$ 13,385 million.

➢   EBITDA decreased 0.5%, amounting to Ch$ 230,587 million.

➢   Consolidated electricity generation grew 5.6%, reaching 14,093 GWh, basically explained by better performances of Colombia and Brazil.

➢   Consolidated physical sales increased 3.5% to 16,215 GWh, mainly because of Brazil and Colombia.

Main explanations for these changes are:

In Argentina, EBITDA decreased by Ch$ 7,756 million due to:

➢   Lower operation revenues of Ch$ 10,458 as a consequence of an 18.6% reduction in average energy sale prices.

➢   Higher personnel expenses of Ch$ 2,810 million.

➢   This was partially offset by lower fuel consumption cost of Ch$ 5,165 million.

In Brazil, EBITDA increased by Ch$ 13,993 million due to:

➢   Lower energy purchases cost of Ch$ 8,054 million, mainly explained by our subsidiary Endesa Fortaleza.

➢   Higher revenues on energy sales of Ch$ 12,263 million

In Chile, EBITDA decreased Ch$ 63,026 million, mainly due to:

➢   Lower operating revenues of Ch$ 38,168 million due to a 14.4% reduction in average energy sale prices.

➢   Higher transportation cost of Ch$ 17,941 million and higher fuel consumption cost of Ch$ 4,947 million, partially offset by lower energy purchase cost of Ch$ 4,926 million.

In Colombia, EBITDA grew by Ch$ 50,665 million, mainly due to,

➢   Non-recurring effect of the equity tax imposed by the Colombian government, which implied booking on the first quarter of 2011 the full amount payable in the period 2011-2014. This had an impact of Ch$ 42,672 million in operating result in that quarter.

➢   Increase in operating revenues of Ch$ 19,801 million due to a 14.4% increase in the average energy sale price and a 2.9% increase in physical sales due to higher hydro generation.

➢   This was partially offset by a higher fuel consumption cost of Ch$ 8,584 million.

In Peru, EBITDA increased by Ch$ 5,001 million due to:

➢   Higher operating revenues of Ch$ 10,821 derive from a 17% increase in average energy sale price and a 2.0% increase in physical sales

Pg. 3

➢   The latter was partially offset by higher fuel consumption cost of Ch$ 4,456 million and higher personnel expenses of Ch$1,438 million.

Financial Summary

➢  The average nominal interest rate increased from 9.6% to 9.7%., affected by inflation in Chile.

➢  Liquidity, a key consideration in our financial management, continues to be in a very solid position, as shown below on a consolidated basis for Enersis,

•         Cash and cash equivalents US$ 2,289 million

•         Committed credit lines US$ 905 million

•         Non-committed credit lines available US$ 1,911 million.

➢  Coverage and protection: In order to mitigate exchange rate and interest rate risks, Enersis has established strict internal rules to protect our cash flows and balance sheet from fluctuations in these variables.

•         Our exchange rate policy is based on cash flows and we strive to maintain a balance between US dollar indexed flows, and assets and liabilities in such currency. In addition to this policy, we have contracted cross currency swaps for a total amount of US$ 1,453 million and forwards for US$ 241 million.

•         In order to reduce financial results’ volatility due to changes in market interest rates, we seek to maintain an adequate balance in our debt structure. Thus, we have contracted interest rate swaps (from variable to fixed rates) for US$ 311 million.

Market Summary

➢  Since April 2011, the Chilean Stock Exchange’s main index, IPSA, showed an increase of 1.0%, remaining active for most part of the year, although reflecting the uncertainty prevailing in the international stock markets, the Chilean Stock market was decoupled of global movements, as well as other Latin American markets.

➢  This situation can be seen in the behavior of some Latin America markets, as follows:

                        BOVESPA (Brazil):       -5.9%

                        MERVAL (Argentina):    -20.8%

                        COLCAP (Colombia):    1.5%

                        ISBVL (Peru):               11.0%.

            In Europe, main stock exchanges showed poor results,

                        IBEX:                           -24.3%

                        UKX:                           -2.4%

                        FTSE 250:                    -0.5%.

On the other hand, USA indexes showed a good performance; S&P 500: 6.2% and Dow Jones    Industrial: 7.2%. All these stock performances are calculated in their domestic currency and are,       therefore, non comparable

Pg. 4

➢  Enersis’ share price remained with no major changes during the last 12 months. The price as of March 31, 2012 was $198.1 which represents a 0.2% decrease in comparison with March 31, 2011 price, when it reached $198.5. This flat performance is mainly explained by the negative global economic scenario and also by the drought affecting Chile for the last 30 months, reducing the results of its generation subsidiaries. The results of the first quarter show, however, that thanks to the diversification, it is possible to compensate local negative outcome.

➢  Enersis’ ADR also remained mostly flat during the last 12 months. The price fell from US$ 20.8 on March 31, 2011, to US$ 20.2 on March 31, 2012. The global economic situation, as well as the drought affecting Chile, impacted the equity’s value.

➢  During last twelve months, Enersis was, again, among the most actively traded companies in the local market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 5.4 million.

Source: Santiago Stock Exchange

Pg. 5

Risk Rating Classification Information

The key considerations released by the Rating Agencies to maintain a stable Outlook of the Company, are, its well diversified asset portfolio, strong credit metrics, adequate debt structure and solid liquidity. The Company’s geographic diversification in Latin America provides a natural hedge against different regulations and weather conditions. Most of Enersis’ operating subsidiaries are financially strong and have leading market positions in the countries where Enersis operates.

Among the main events of 2011 and 2012, we can highlight the following:

➢  On April 25, 2011, Moody's upgraded the senior unsecured rating of Enersis from “Baa3” to “Baa2”, with stable outlook. We have just had our Update Meeting with no changes.

➢  On December 30, 2011, Feller Rate confirmed the “AA” local rating of Enersis’ bonds, shares and commercial papers program. Rating perspectives continue to be stable.

➢  More recently, Standard & Poor’s (November 30, 2011) and Fitch Ratings (January 5, 2012) affirmed the international credit risk rating for Enersis on “BBB+”, with stable outlook.

Current international risk ratings are:

Enersis	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

Local ratings (for securities issued in Chile):

Enersis	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

Pg. 6

Table of Contents

Distribution Business	2
Generation and Transmission Business	3
Financial Summary	4
Market Summary	4
Risk Rating Classification Information	6
TABLE OF CONTENTS	7

GENERAL INFORMATION	9
SIMPLIFIED ORGANIZATIONAL STRUCTURE	10
CONSOLIDATED INCOME STATEMENT ANALYSIS	11
NET INCOME	11
NET FINANCIAL INCOME	13
SALE OF ASSETS	13
TAXES	13
CONSOLIDATED BALANCE SHEET ANALYSIS	14
ASSETS UNDER IFRS	14
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	16

LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER IFRS	17
DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$	19
DEBT MATURITY WITH THIRD PARTIES, MILLION CH$	19
EVOLUTION OF KEY FINANCIAL RATIOS	20
UNDER IFRS	21
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE	22
THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS
GROUP	23

ARGENTINA	28
GENERATION	28
Endesa Costanera	28
El Chocón	29
DISTRIBUTION	30
Edesur	30
BRAZIL	31
ENDESA BRASIL	31
GENERATION	31
Cachoeira Dourada	31
Fortaleza (cgtf)	32
TRANSMISSION	33
CIEN	33
DISTRIBUTION	34
Ampla	34
Coelce	35
CHILE	36
GENERATION	36

Pg. 7

Endesa Chile	36
DISTRIBUTION	37
Chilectra	37
COLOMBIA	39
GENERATION	39
Emgesa	39
DISTRIBUTION	40
Codensa	40
GENERATION	41
Edegel	41
DISTRIBUTION	42
Edelnor	42
MARKET INFORMATION	44
EQUITY MARKET	44
DEBT MARKET	47
CONFERENCE CALL INVITATION	48
DISCLAIMER	49

Pg. 8

General Information

(Santiago, Chile, Wednesday, April 25, 2012.) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the first quarter of 2012. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to the period between March 31, 2011 and March 31, 2012.

Figures as of March 31, 2012 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$ 1 = Ch$ 487.44 for the Balance Sheet, and the average exchange rate for the period of US$ 1 = Ch$ 489.04  for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

The consolidation includes the following investment vehicles and companies:

a)    In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, and Inmobiliaria Manso de Velasco.

b)    Others than Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

*    Includes Endesa Chile Chilean subsidiaries (Endesa Eco, Celta, Pangue, Pehuenche, San Isidro, and Tunel El Melón), non Chilean subsidiaries (Endesa Costanera, El Chocón, Edegel and Emgesa) and jointly controlled companies (GasAtacama, Transquillota and HidroAysén.)

** Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

Pg. 9

Simplified Organizational Structure

Pg. 10

Consolidated Income Statement Analysis

Net Income

Enersis’ Net Income attributable to the owners of the controller for the cumulative period as of March 31, 2012 reached Ch$ 100,661 million, representing a 5.0% increase over the same period 2011, which was Ch$ 95,851 million.

Under IFRS

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	3M 2011	3M 2012	Var 2011-2012	Chg %	3M 2012
Sales	1,502,128	1,591,582	89,454	6.0%	3,254,503
Energy sales	1,385,458	1,471,590	86,132	6.2%	3,009,140
Other sales	11,457	5,493	(5,964)	(52.1%)	11,231
Other services	105,213	114,500	9,287	8.8%	234,132
Other operating income	73,441	52,535	(20,906)	(28.5%)	107,425
Revenues	1,575,569	1,644,117	68,548	4.4%	3,361,928

Energy purchases	(445,138)	(484,078)	(38,940)	(8.7%)	(989,854)
Fuel consumption	(152,939)	(166,326)	(13,386)	(8.8%)	(340,106)
Transportation expenses	(90,199)	(118,888)	(28,688)	(31.8%)	(243,104)
Other variable costs	(184,769)	(156,130)	28,639	15.5%	(319,259)
Procurements and Services	(873,046)	(925,421)	(52,376)	(6.0%)	(1,892,323)

Contribution Margin	702,524	718,696	16,172	2.3%	1,469,606

Other work performed by entity and capitalized	8,623	9,207	584	6.8%	18,826
Employee benefits expense	(90,759)	(102,671)	(11,912)	(13.1%)	(209,943)
Other fixed operating expenses	(186,028)	(128,207)	57,821	31.1%	(262,160)
Gross Operating Income (EBITDA)	434,360	497,025	62,665	14.4%	1,016,328
Depreciation and amortization	(105,646)	(112,847)	(7,201)	(6.8%)	(230,753)
Reversal of impairment profit (impairment loss) recognized in profit or loss	22,001	(7,640)	(29,641)	(134.7%)	(15,623)
Operating Income	350,715	376,538	25,823	7.4%	769,952

Net Financial Income	(69,391)	(84,287)	(14,897)	(21.5%)	(172,352)
Financial income	40,948	43,895	2,947	7.2%	89,758
Financial costs	(108,203)	(117,766)	(9,563)	(8.8%)	(240,810)
Gain (Loss) for indexed assets and liabilities	(3,719)	(6,807)	(3,087)	(83.0%)	(13,918)
Foreign currency exchange differences, net	1,583	(3,610)	(5,193)	(328.1%)	(7,382)
Gains	20,465	30,101	9,636	47.1%	61,550
Losses	(18,882)	(33,711)	(14,829)	(78.5%)	(68,933)
Share of profit (loss) of associates accounted for using the equity method	2,379	2,728	349	14.7%	5,579
Net Income From Other Investments	52	138	86	166.5%	283
Net Income From Sale of Assets	(8,977)	527	9,504	105.9%	1,078

Net Income Before Taxes	274,778	295,644	20,866	7.6%	604,540
Income Tax	(93,438)	(64,545)	28,893	30.9%	(131,984)
NET INCOME ATTRIBUTABLE TO:	181,340	231,099	49,759	27.4%	472,556
Owners of parent	95,851	100,661	4,811	5.0%	205,834
Non-controlling interest	85,489	130,437	44,948	52.6%	266,721

Earning per share (Ch$ /share and US$ / ADR)	2.9	3.1	0.1	5.0%	0.3

Operating income increased by Ch$ 25,823 million, a 7.4% increase when compared to the first quarter of 2011.

Operating revenues and costs breakdown by business line for the period ending on March 31, 2011 and March 31, 2012 are:

Pg. 11

Table 2
Operating Income by Businesses	Generation and Transmission				Distribution
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3M 2011	3M 2012		3M 2012	3M 2011	3M 2012		3M 2012
Operating Revenues	639,046	632,454	(1.0%)	1,293,256	1,075,926	1,163,172	8.1%	2,378,481
Operating Costs	(438,281)	(454,559)	3.7%	(929,493)	(921,954)	(963,025)	4.5%	(1,969,214)
Operating Income	200,765	177,894	(11.4%)	363,763	153,972	200,148	30.0%	409,267

Operating Income by Businesses	Eliminations and Others				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3M 2011	3M 2012		3M 2012	3M 2011	3M 2012		3M 2012
Operating Revenues	(139,403)	(151,509)	8.7%	(309,808)	1,575,569	1,644,117	4.4%	3,361,928
Operating Costs	135,381	150,004	10.8%	306,731	(1,224,854)	(1,267,580)	3.5%	(2,591,976)
Operating Income	(4,023)	(1,505)	(62.6%)	(3,077)	350,715	376,538	7.4%	769,952

Generation and transmission business evidenced an operating income of Ch$ 177,894 million, representing a Ch$ 22,871 million decrease from the first quarter of 2011, an 11.4% decrease. Physical sales increased 3.5%, amounting to 16,215 GWh in this quarter (15,672 GWh for the first quarter of 2011).

Operating income for generation and transmission business line, detailed by country is presented in the following table:

Table 3
Generation & Transmission	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3M 2011	3M 2012		3M 2012	3M 2011	3M 2012		3M 2012	3M 2011	3M 2012		3M 2012
Operating Revenues	322,519	284,351	(11.8%)	581,448	69,460	59,002	(15.1%)	120,649	72,320	83,731	15.8%	171,216
% of consolidated	50%	45%		45%	11%	9%		9%	11%	13%		13%
Operating Costs	(227,787)	(252,101)	10.7%	(515,503)	(58,305)	(58,797)	0.8%	(120,229)	(28,650)	(43,962)	53.4%	(89,894)
% of consolidated	52%	55%		55%	13%	13%		13%	7%	10%		10%

Operating Income	94,732	32,250	(66.0%)	65,945	11,155	205	(98.2%)	420	43,671	39,770	(8.9%)	81,322

Generation & Transmission	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3M 2011	3M 2012		3M 2012	3M 2011	3M 2012		3M 2012	3M 2011	3M 2012		3M 2012
Operating Revenues	59,474	70,295	18.2%	143,741	115,384	135,185	17.2%	276,429	639,046	632,454	(1.0%)	1,293,256
% of consolidated	9%	11%		11%	18%	21%		21%	100%	100%
Operating Costs	(36,180)	(42,718)	18.1%	(87,350)	(87,470)	(57,092)	(34.7%)	(116,744)	(438,281)	(454,559)	3.7%	(929,493)
% of consolidated	8%	9%		9%	20%	13%		13%	100%	100%

Operating Income	23,295	27,577	18.4%	56,391	27,913	78,092	179.8%	159,685	200,765	177,894	(11.4%)	363,763

Distribution business showed a Ch$ 46,175 million higher operating income, totaling Ch$ 200,148 million. Physical sales amounted to 18,251 GWh, representing an increase of 981 GWh, or 5.7%. Our customer base increased by 380 thousand of new clients approximately, amounting over 13.7 million customers.

Operating Income for distribution business line, detailed by country, is as follows:

Table 4
Distribution	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3M 2011	3M 2012		3M 2012	3M 2011	3M 2012		3M 2012	3M 2011	3M 2012		3M 2012
Operating Revenues	245,131	255,067	4.1%	521,566	71,992	85,020	18.1%	173,851	491,132	507,318	3.3%	1,037,375
% of consolidated	23%	22%		22%	7%	7%		7%	46%	44%		44%
Operating Costs	(215,052)	(220,051)	2.3%	(449,965)	(73,163)	(94,222)	28.8%	(192,666)	(404,028)	(410,478)	1.6%	(839,355)
% of consolidated	23%	23%		23%	8%	10%		10%	44%	43%		43%

Operating Income	30,079	35,016	16.4%	71,602	(1,171)	(9,201)	685.7%	(18,815)	87,104	96,839	11.2%	198,019

Distribution	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3M 2011	3M 2012		3M 2012	3M 2011	3M 2012		3M 2012	3M 2011	3M 2012		3M 2012
Operating Revenues	79,676	94,769	18.9%	193,786	187,995	220,999	17.6%	451,903	1,075,926	1,163,172	8.1%	2,378,481
% of consolidated	7%	8%		8%	17%	19%		19%	100%	100%
Operating Costs	(62,985)	(78,008)	23.9%	(159,513)	(166,726)	(160,266)	(3.9%)	(327,715)	(921,954)	(963,025)	4.5%	(1,969,214)
% of consolidated	7%	8%		8%	18%	17%		17%	100%	100%

Operating Income	16,691	16,761	0.4%	34,273	21,270	60,733	185.5%	124,188	153,972	200,148	30.0%	409,267

Pg. 12

Net Financial Income

The Company’s net financial income as of March 31, 2012 totaled a loss of Ch$ 84,287 million, 21.5% higher than for the same period of 2011. The latter is mainly explained by:

Higher financial expense of Ch$ 9,562 million, due to the recognition of tax contingence interests of Ch$ 7,564 million in Edegel and Ch$ 1,957 in Edesur.

Increase in exchange rate expense of Ch$ 5,193 million, related to the USD mismatch that affects exchange rate variations, which had in March 2011 a variation of Ch$ 13.92 and this quarter a negative variation of $31.76 $/US$.

Higher indexed assets and liabilities expense of Ch$ 3,088 million as a result of the negative impact of inflation over U.F. denominated debt in Chile.

This was partially offset by higher financial revenues of Ch$ 2,947, due to higher deposits in Edelnor of Ch$ 1,566 million and in Codensa of Ch$ 960 million.

Sale of Assets

The net income from sale of assets registered an increase of Ch$ 9,504 million, explained by the recognition in 2011 of the loss generated due to the sale of CAM.

Taxes

Income tax net expense decreased by Ch$ 28,893 million at the end of March 2012. This is explained by decreases in: Endesa Chile by Ch$ 26,655 million, Enersis by Ch$ 11,381 million and Chilectra by Ch$ 3,138 million.

The latter was partially offset by increases in: Coelce by Ch$ 10,879 million, Codensa by Ch$ 3,086 million and Edesur by Ch$ 1,828 million.

Pg. 13

Consolidated Balance Sheet Analysis

Assets Under IFRS

Table 5
ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2011	As of March 31, 2012	Var 2011-2012	Chg %	As of March 31, 2012

CURRENT ASSETS
Cash and cash equivalents	1,219,921	1,114,788	(105,134)	(8.6%)	2,287,025
Other current financial assets	939	1,117	178	18.9%	2,292
Other current non-financial assets	72,466	73,859	1,392	1.9%	151,523
Trade and other current receivables	977,602	944,319	(33,284)	(3.4%)	1,937,302
Accounts receivable from related companies	35,283	30,475	(4,808)	(13.6%)	62,520
Inventories	77,926	83,231	5,306	6.8%	170,751
Current tax assets	141,828	157,055	15,228	10.7%	322,205
Non-current assets (or disposal groups) classified as held for sale	-	-	-		-
Total Current Assets	2,525,965	2,404,843	(121,122)	(4.8%)	4,933,619

NON-CURRENT ASSETS
Other non-current financial assets	37,355	59,846	22,491	60.2%	122,776
Other non-current non-financial assets	109,501	106,930	(2,571)	(2.3%)	219,371
Trade accounts receivables and other receivables, net	443,328	412,948	(30,381)	(6.9%)	847,176
Investment accounted for using equity method	13,193	10,701	(2,492)	(18.9%)	21,954
Intangible assets other than goodwill	1,467,398	1,420,219	(47,180)	(3.2%)	2,913,627
Goodwill	1,476,404	1,451,301	(25,103)	(1.7%)	2,977,394
Property, plant and equipment, net	7,242,731	7,156,206	(86,525)	(1.2%)	14,681,205
Investment properties	38,056	37,922	(134)	(0.4%)	77,799
Deferred tax assets	379,939	397,169	17,230	4.5%	814,805
Total Non-Current Assets	11,207,906	11,053,242	(154,664)	(1.4%)	22,676,107

TOTAL ASSETS	13,733,871	13,458,085	(275,786)	(2.0%)	27,609,726

Total Assets decreased Ch$ 275,786 million, mainly due to:

➢  Ch$ 154,664 million decrease in non-current assets, equivalent to 1.4%, as a result of:

❖  Ch$ 86,525 million decrease in Property, Plant and Equipment, explained by the net effect resulting from the translation of financial statements from local currencies to Chilean pesos by Ch$ 87,467 million, and depreciation for the period of Ch$ 85,557 million. The latter was partially offset by the additions for the period in approximately Ch$ 87,160 million.

❖  Ch$ 47,180 million decrease in intangible assets other than goodwill, due to the exchange rates variations of Ch$ 54,661 million, added to the amortization of the period of Ch$ 27,290 million, partially offset by additions for the period of Ch$ 34,170 million.

❖  Ch$ 30,381 million decrease in trade accounts receivables and other receivables, mainly due to the decrease in Coelce by Ch$ 9,861 million and Ampla by Ch$ 4,132 million, by the appliance of IFRIC 12 Norm, related to service concession arrangements.  Also due to decreases in Costanera and Chocón for a total of Ch$ 13,805 million due to FONINVEMEN.

❖  Ch$ 25,103 decrease in Goodwill, mainly as a consequence of translation of local currencies to Chilean pesos.

The latter was partially compensated by:

❖  Ch$ 17,230 million increase in deferred taxes in: Endesa Chile by Ch$ 12,523 million and Enersis by Ch$ 9,065 million.

Pg. 14

❖  Increase of Ch$ 22,614 million in other non-current financial assets, mainly explained by the grow in Endesa Chile by Ch$ 13,742 million, due to MTM of derivatives and an increase in Enersis of Ch$ 8,647 million in cash collateral.

➢  Ch$ 121,122 million decrease in current assets equivalent to 4.8%, mainly due to:

❖  Ch$ 105,134 million decrease in Cash and Cash Equivalent, primarily explained by decreases in: Endesa Chile by Ch$ 50,292 million due to the payment of the UF denominated bond Serie F, Enersis by Ch$46,760 million due to dividends payment and Emgesa by Ch$ 11,856 million also due to dividends payment .

❖  Decrease in trade and other accounts receivables by Ch$ 33,284 million mainly explained by decreases in: Costanera by Ch$ 15,698 million, Pehuenche by Ch$ 15,609 million, Endesa Chile by Ch$ 8,259 million and Pangue by Ch$ 3,583 million. This was partially offset by increases in Ampla by Ch$11,238 million.

Pg. 15

Book Value and Economic Value of Assets

Regarding the more important assets, the following should be mentioned:

Properties, Plants and Equipment are valued at their purchase cost, net of the corresponding accumulated depreciation and impairment loss they have been subject to. Properties, Plants and Equipment, net of their residual value, if applicable, are linearly depreciated by distributing the cost of their different elements along the estimated years of useful life, which is the period that the companies expect to use them. The useful life is reviewed regularly.

The goodwill value generated by consolidation represents the acquisition cost surplus on the Group’s stake in terms of the reasonable value of assets and liabilities, including the identifiable contingent liabilities of a subsidiary at the time of acquisition.  Goodwill is not amortized. Instead, at the closing of each accounting period an assessment is made of whether any impairment has occurred during the period that could reduce its recoverable value to an amount below the registered net cost, proceeding in this event to make a timely impairment adjustment (See Note 3.e to the Consolidated Financial Statements).

Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In the event of any such indication, an estimate of the recoverable sum of said asset is made to determine, if applicable, the depreciated amount. If this involves identifiable assets that do not originate independent cash flows, the recoverability of the Cash Generating Unit that the asset belongs to is estimated, understanding as such the smaller group of identifiable assets that generate independent cash incomes.

Assets expressed in foreign currency are expressed at the prevalent exchange rate at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long term maturities.  These operations are adjusted according to prevalent market equity conditions.

In summary, assets are valued according to the International Financial Reporting Standards, whose criteria are expressed in Note 3 of the Consolidated Financial Statements.

Pg. 16

Liabilities and Shareholders’ Equity Under IFRS

Table 6
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2011	As of March 31, 2012	Var 2011-2012	Chg %	As of March 31, 2012

CURRENT LIABILITIES
Other current financial liabilities	672,082	714,106	42,023	6.3%	1,465,012
Trade and other current payables	1,235,064	1,217,356	(17,709)	(1.4%)	2,497,448
Accounts payable to related companies	157,178	179,046	21,868	13.9%	367,319
Other short-term provisions	99,703	92,499	(7,204)	(7.2%)	189,764
Current tax liabilities	235,853	215,380	(20,473)	(8.7%)	441,860
Current provisions for employee benefits	-	-	-		-
Other current non-financial liabilities	60,653	61,572	919	1.5%	126,318
Liabilities (or disposal groups) classified as held for sale	-	-	-		-
Total Current Liabilities	2,460,534	2,479,959	19,425	0.8%	5,087,721

NON-CURRENT LIABILITIES
Other non-current financial liabilities	3,271,355	3,055,779	(215,576)	(6.6%)	6,269,036
Non-current payables	14,305	14,653	349	2.4%	30,062
Accounts payable to related companies	-	-	-		-
Other-long term provisions	202,574	206,858	4,284	2.1%	424,376
Deferred tax liabilities	508,438	490,401	(18,038)	(3.5%)	1,006,074
Non-current provisions for employee benefits	277,526	270,946	(6,580)	(2.4%)	555,855
Other non-current non-financial liabilities	102,985	93,213	(9,773)	(9.5%)	191,229
Total Non-Current Liabilities	4,377,183	4,131,849	(245,334)	(5.6%)	8,476,631

SHAREHOLDERS' EQUITY
Issued capital	2,824,883	2,824,883	(0)	(0.0%)	5,795,345
Retained earnings (losses)	2,232,969	2,303,569	70,600	3.2%	4,725,852
Share premium	158,760	158,760	-	0.0%	325,701
Other equity changes	-	-	-		-
Reserves	(1,320,883)	(1,366,801)	(45,918)	(3.5%)	(2,804,039)
			-
Equity Attributable to Shareholders of the Company	3,895,729	3,920,411	24,682	0.6%	8,042,858
Equity Attributable to Minority Interest	3,000,425	2,925,866	(74,559)	(2.5%)	6,002,516
Total Shareholders' Equity	6,896,154	6,846,277	(49,877)	(0.7%)	14,045,374

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13,733,871	13,458,085	(275,786)	(2.0%)	27,609,726

The Company’s total liabilities and shareholders’ equity decreased by Ch$ 275,786 million, compared to the period ended on December 31, 2011, due to Ch$ 245,334 million decrease in non current liabilities and Ch$49,877 million in shareholders’ equity. This was partially offset by Ch$ 19,425 million increase in current liabilities.

➢  Non-current liabilities decreased by Ch$ 245,334 million, equivalent to 5.6%, mainly due to:

❖  Other non-current financial liabilities (financial debt and derivatives) decreased by Ch$ 215,576 million, mainly due to decreases in: Endesa Chile by Ch$ 122,727 million, due to converting U.F. bond to short term and exchange rate effect, Edelnor by Ch$ 23,656 million due to converting bond to short term and exchange rate effect, Codensa by Ch$ 17,136 million due to converting to short term, Ampla by Ch$ 16,483 million due to converting bond to short term and exchange rate effect, Coelce by Ch$ 15,655 million due to converting bond to short term and exchange rate effect, Edegel by Ch$ 15,266 million due to converting bond to short term and exchange rate effect and Fortaleza by Ch$ 1,456 due to exchange rate effect.

❖    Deferred taxes liabilities decrease in Ch$ 18,038 million due to reductions in Edegel by Ch$ 7,442 million, CIEN by Ch$ 3,626 million, Edelnor by Ch$3,060 million, GasAtacama by Ch$ 1,919 million, Coelce by Ch$ 1,538 million and Ampla by Ch$ 967 million.

Pg. 17

➢  Current liabilities increased by Ch$ 19,425 million, equivalent to 0,8%, mainly explained by the following changes:

❖  Increase in other current financial liabilities by Ch$ 42,023 million, explained by increases in: Endesa Chile by Ch$ 53,373 million; Codensa by Ch$ 12,352 million; Edelnor by Ch$ 8,515 million. This was partially offset by decreases in Emgesa by Ch$ 21,264 million; Ampla by Ch$ 6,225 million and Coelce by Ch$ 821 million.

❖  Increase in accounts payable to related companies of Ch$ 21,868 million, as a result of the increase of accounts payable to Endesa Latinoamerica in Ch$ 33,805 million, mainly dividends, and to GNL Quintero by Ch$2,312 million, partially offset by decreases in accounts payable to Cemsa by Ch$ 6,123 million and Carboex by Ch$ 5,587 million.

The above was partially offset by:

❖  Reduction in current tax liabilities of Ch$ 20,473 million mainly due to the reduction in Cachoeira Dorada of Ch$ 13,090 million, Coelce by Ch$7,190 million, Pehuenche by Ch$ 5,934 million and Pangue by Ch$ 5,466 million, partially offset by increases in Chilectra by Ch$ 2,755 million, Edesur by Ch$ 2,036 million, Edelnor by Ch$ 1,998 million and Enersis by Ch$719 million.

❖  Reduction in trade and other current liabilities by Ch$ 17,709 million due to decreases in payables for goods and services by Ch$ 127,698 million, energy suppliers by Ch$ 29,322 million, fines and claims by Ch$ 4,889 million and payables to tax autorithies by Ch$ 4,427 million. The latter is partially offset by increases in dividend payable to third parties by Ch$87,823 million, other payable accounts by Ch$23,764, fuel and gas suppliers by Ch$ 21,882 million and in social obligations by Ch$ 7,062 million.

Equity decreased by Ch$49,877 million with respect to the first quarter of 2011:

❖  The equity attributable to owners of parent by Ch$24,682 million, mainly explained by the effect of the comprehensive result for the period of Ch$ 54,881 million, primarily driven by the result of the dominant of Ch$ 100,661 million, negative conversion reserves of Ch$ 72,116 million, positive hedge reserve of Ch$ 26,197 million and other reserves of Ch$ 1 million, less dividends of Ch$ 30,198 million.

❖  Non-controlling interest decreased by Ch$ 74,559 million, mainly explained by the effect of the comprehensive result for the period of Ch$ 94,372 million, principally driven by the result for the period of the non-controllers of Ch$ 130,437 million, negative other comprehensive results of the period of Ch$ 36,065 million, and by the reduction in other equity movements of Ch$ 168,932 million.

Pg. 18

Debt Maturity with Third Parties, Thousand US$

Table 7
(Thousand US$)	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	235,752.5	424,883.3	747,025.5	225,151.0	458,960.1	964,387.8	3,056,160.1
Enersis	4,837.1	5,115.2	593,359.3	5,720.3	443,646.9	40,910.4	1,093,589.1
Chilectra	624.6	-	-	-	-	-	624.6
Endesa Chile	230,290.8	419,768.1	153,666.2	219,430.7	15,313.2	923,477.5	1,961,946.4
Argentina	141,743.8	114,880.2	63,319.4	35,054.2	34,267.1	-	389,264.7
Edesur	38,599.0	48,526.6	6,868.4	-	-	-	93,994.0
Costanera	76,046.0	38,179.2	31,592.6	27,410.0	34,267.1	-	207,494.9
Chocón	26,823.8	28,174.3	24,858.5	7,644.2	-	-	87,500.8
Hidroinvest	275.0	-	-	-	-	-	275.0
CTM	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-
Peru	96,630.3	111,771.3	109,189.9	84,303.5	89,309.5	226,686.7	717,891.2
Edelnor	44,648.4	59,622.0	58,717.6	50,584.9	31,946.0	97,487.8	343,006.8
Edegel	51,981.9	52,149.2	50,472.3	33,718.5	57,363.5	129,198.8	374,884.3
Brazil	504,706.7	235,274.6	168,809.1	141,126.4	193,913.4	280,106.8	1,523,937.1
Endesa Brasil	-	-	-	-	-	-	-
Coelce	104,333.6	101,835.7	99,883.8	40,002.5	95,348.4	148,710.5	590,114.5
Ampla	274,752.6	118,908.2	53,342.1	84,414.1	90,896.1	119,222.1	741,535.2
Cachoeira	-	-	-	-	-	-	-
Cien	112,071.6	-	-	-	-	-	112,071.6
Fortaleza	13,548.8	14,530.8	15,583.2	16,709.8	7,669.0	12,174.1	80,215.8
Colombia	170,199.3	134,481.4	218,551.7	139,503.5	80,912.0	1,061,119.3	1,804,767.1
Codensa	-	134,481.4	139,503.5	-	80,912.0	263,103.6	618,000.4
Emgesa	170,199.3	-	79,048.3	139,503.5	-	798,015.7	1,186,766.7
TOTAL	1,149,032.6	1,021,290.7	1,306,895.6	625,138.5	857,362.2	2,532,300.5	7,492,020.2

Debt Maturity with Third Parties, Million Ch$

Table 7.1
(Million Ch$)	2012	2013	2014	2015	2016	Balance	TOTAL
Chile	114,915	207,105	364,130	109,748	223,715	470,081	1,489,695
Enersis	2,358	2,493	289,227	2,788	216,251	19,941	533,059
Chilectra	304	-	-	-	-	-	304
Endesa Chile	112,253	204,612	74,903	106,959	7,464	450,140	956,331
Argentina	69,092	55,997	30,864	17,087	16,703	-	189,743
Edesur	18,815	23,654	3,348	-	-	-	45,816
Costanera	37,068	18,610	15,399	13,361	16,703	-	101,141
Chocón	13,075	13,733	12,117	3,726	-	-	42,651
Hidroinvest	134	-	-	-	-	-	134
CTM	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-
Peru	47,101	54,482	53,224	41,093	43,533	110,496	349,929
Edelnor	21,763	29,062	28,621	24,657	15,572	47,519	167,195
Edegel	25,338	25,420	24,602	16,436	27,961	62,977	182,734
Brazil	246,014	114,682	82,284	68,791	94,521	136,535	742,828
Endesa Brasil	-	-	-	-	-	-	-
Coelce	50,856	49,639	48,687	19,499	46,477	72,487	287,645
Ampla	133,925	57,961	26,001	41,147	44,306	58,114	361,454
Cachoeira	-	-	-	-	-	-	-
Cien	54,628	-	-	-	-	-	54,628
Fortaleza	6,604	7,083	7,596	8,145	3,738	5,934	39,100
Colombia	82,962	65,552	106,531	68,000	39,440	517,232	879,716
Codensa	-	65,552	68,000	-	39,440	128,247	301,238
Emgesa	82,962	-	38,531	68,000	-	388,985	578,478
TOTAL	560,084	497,818	637,033	304,718	417,913	1,234,345	3,651,910

Pg. 19

Evolution Of Key Financial Ratios

Table 8
Indicator	Unit	As of Dec 31, 2011	As of March 31, 2012	Var 2011-2012	Chg %
Liquidity	Times	1.03	0.97	(0.06)	(5.8%)
Acid ratio test *	Times	0.99	0.92	(0.07)	(7.1%)
Working capital	Million Ch$	65,431	(75,115)	(140,547)	(214.8%)
Working capital	Thousand US$	134,235	(154,102)	(288,337)	(214.8%)
Leverage **	Times	0.99	0.97	(0.02)	(2.0%)
Short-term debt	%	36.0	38.0	2.00	5.6%
Long-term debt	%	64.0	62.0	(2.00)	(3.1%)
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 8.1
Indicator	Unit	3M 2011	3M 2012	Var 2011-2012	Chg %
Financial expenses coverage *	Times	3.94	3.88	(0.1)	(1.5%)
Op. income / Op. rev.	%	22.3	22.9	0.6	2.9%
ROE **	%	12.9	9.8	(3.1)	(24.2%)
ROA **	%	8.2	6.9	(1.3)	(15.7%)
* EBITDA / Financial costs
** Annualized figures

The liquidity ratio at March 31, 2012 was 0.97:1, a slight decrease of 0.06 times, equivalent to 5.8%, with respect to March 31, 2011. This reflects a company with a solid liquidity position, fulfilling its financial liabilities, financing its investments with cash generation and a comfortable debt maturity structure.

The leverage ratio is 0.97:1 as of March 31, 2012, reducing by 2.0% compared to March 31,  2011.

The financial expenses coverage shows a fall of 0.06 times, equivalent to 1.5%, moving from 3.94:1 as of March 31, 2011 to 3.88:1 as of March 31, 2012. This is the result of the increase in the company’s financial cost in this period.

The profitability indicator, operating income over operating revenues, grew 2.9% to 22.9% as of March 31, 2012.

On the other hand, the annualized return on equity of the owners of the controller (dominant) is 9.8%, with a fall of 24.2% with respect to March 31, 2011 when it was 12.9%. This was the result of the lower result reported for the period, added to the increase of the equity of the owners.

The annualized return on assets passed from 8.2% as of March 31, 2011 to 6.9% in March 31, 2012 as a result of the decline in the result for the annualized present period.

Pg. 20

Consolidated Statements of Cash Flows Analysis

Under IFRS

Table 9
CASH FLOW	(Million Ch$)				(Thousand US$)
	3M 2011	3M 2012	Var 2011-2012	Chg %	3M 2012

Net Income	181,340	231,099	49,759	27.4%	472,556

Adjustments to reconcile net income
Income tax expense	93,438	64,545	(28,893)	(30.9%)	131,984
Decrease (increse) in inventories	(2,011)	(9,242)	(7,231)	(359.6%)	(18,899)
Decrease (increase) in trade accounts receivable	45,576	(1,538)	(47,114)	(103.4%)	(3,144)
Decrease (increase) in other operating accounts receivable	(40,948)	(43,895)	(2,947)	(7.2%)	(89,758)
Decrease (increase) in trade accounts payable	(129,621)	(145,920)	(16,299)	(12.6%)	(298,382)
Decrease (increase) in other operating accounts payable	111,922	124,572	12,650	11.3%	254,728
Depreciation and amortization expense	105,646	112,847	7,201	6.8%	230,753
(Reversal of) Impairment losses	(22,001)	7,640	29,641	134.7%	15,623
Provisions	(5,767)	5,894	11,660	202.2%	12,052
Unrealized foreign currency exchange differences	(1,583)	3,610	5,193	328.1%	7,382
Non-distributed gains from associates	(2,379)	(2,728)	(349)	(14.7%)	(5,579)
Minority interest	-	-	-		-
Other non-cash	(8,973)	22,887	31,860	355.1%	46,801
Total adjustments to Reconcile to Operating Income	143,300	138,673	(4,627)	(3.2%)	283,561

Dividends paid	-	-	-		-
Dividends received	-	-	-		-
Payments of interest classified as operating	-	-	-		-
Proceeds of interest received classified as operating	-	-	-		-
Income taxes refund (paid)	(54,552)	(106,285)	(51,734)	(94.8%)	(217,335)
Other inflows (outflows) of cash	(149)	(589)	(440)	(294.3%)	(1,204)

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	269,939	262,897	(7,042)	(2.6%)	537,578

Net Cash Flows provided by (used in) Investing Activities
Cash flows from loss of control of subsidiaries or other businesses.	15,367	0	(15,366)	(100.0%)	1
Acquisitions of associates	-	-	-		-
Cash flows used for the purchase of non-controlling	-	-
Loans to related companies	-	-	-		-
Proceeds from sales of property, plant and equipment	494	1,568	1,074	217.4%	3,207
Purchase of property, plant and equipment	(109,666)	(87,060)	22,606	20.6%	(178,022)
Proceeds from sales of intangible assets	923	297	(626)	(67.9%)	607
Acquisitions of intangible assets	(49,682)	(33,773)	15,909	32.0%	(69,059)
Proceeds from other long term assets.	-	-	-		-
Purchase of other long-term assets	-	-	-		-
Proceeds from prepayments reimbursed and third party loans	-	-	-		-
Prepayments and third party loans	(1,246)	-	1,246	(100.0%)	-
Dividends received	-	-	-		-
Interest received	1,640	3,620	1,980	120.7%	7,403
Other inflows (outflows) of cash	(1,776)	(10,105)	(8,328)	(468.8%)	(20,662)
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(143,947)	(125,451)	18,495	12.8%	(256,526)

Cash Flows provided by (used in) Financing Activities
Proceeds from shares issue	-	-	-		-
Proceeds from long-term borrowings	284,354	417	(283,937)	(99.9%)	853
Repayments of borrowings	-	-	-		-
Payments of loans	(204,835)	(45,162)	159,673	78.0%	(92,348)
Payments of finance lease liabilities	(2,840)	(2,248)	592	20.9%	(4,596)
Repayment of loans to related companies	-	-	-		-
Dividends paid	(173,252)	(85,216)	88,036	50.8%	(174,251)
Interest paid	(61,479)	(86,191)	(24,712)	(40.2%)	(176,245)
Other financing proceeds (payments)		(26,580)	(26,580)		(54,352)
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(158,051)	(244,979)	(86,928)	(55.0%)	(500,938)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BEFORE EFFECTS OF EXCHANGE RATE	(32,059)	(107,533)	(75,474)	(235.4%)	(219,886)

Effect of exchange rate changes on cash and cash equivalents	67,884	2,399	(65,484)	(96.5%)	4,906
Net Increase (Decrease) in Cash and Cash Equivalents	35,825	(105,134)	(140,959)	(393.5%)	(214,980)
Cash and cash equivalents at beginning of period	961,355	1,219,921	258,566	26.9%	2,494,522
Ending Balance of Cash and Cash Equivalents	997,180	1,114,788	117,608	11.8%	2,279,543

Pg. 21

The company generated a negative net cash flow during the period of Ch$ 107,533 million, comprising the following:

Operating activities for 2011 generated a net positive flow of Ch$ 262,897 million, a fall of 2.6% compared to the same period of the previous year. This flow comprises mainly the earnings for the period of Ch$ 231,099 million, which is adjusted to reconcile the result of Ch$ 142,355 million. This adjustment includes the amortization, depreciation and impairment of assets of Ch$ 120,488 million and interest expenses of Ch$ 124,572 million. This is partly compensated by the reduction in working capital of Ch$ 144,843 million.

Investment activities generated a negative net cash flow of Ch$ 125,451 million, a decrease in cash of 12.8% or Ch$ 18,496 million compared to the same period of 2011. These disbursements relate mainly to the acquisition of properties, plant and equipment of Ch$ 87,060 million,  the incorporation of intangible assets (IFRIC 12) of Ch$33,773 million, and other  investment disbursements of Ch$ 10,105 million, partially compensated by interests received of Ch$ 3,620 million.

Financing activities generated a net negative cash flow of Ch$ 244,979 million, principally for the payment of dividends for Ch$ 85,216 million, interest payments of Ch$ 86,191, other financing disbursements of Ch$ 26,580 million and loan repayments of Ch$ 45,162 million. This is partially offset by loan drawings of Ch$ 417 million.

Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile

Table 10
Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	3M 2011	3M 2012	3M 2011	3M 2012	3M 2011	3M 2012	3M 2011	3M 2012	3M 2011	3M 2012
Argentina	101.8	-	-	-	-	-	-	-	101.8	-
Peru	-	-	-	-	-	-	-	-	-	-
Brazil	-	-	-	-	-	-	-	-	-	-
Colombia	-	-	-	11,185.8	-	-	-	-	-	11,185.8
Others	-	-	-	-	-	-	-	-	-	-
Total	101.8	-	-	11,185.8	-	-	-	-	101.8	11,185.8

Source: Internal Financial Report

Pg. 22

Table 11
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	3M 2011	3M 2012	3M 2012	3M 2011	3M 2012	3M 2012
Endesa Chile	73,146	54,213	110,856	41,757	45,075	92,170
Cachoeira	-	103	211	1,847	1,697	3,470
Endesa Fortaleza	-	276	564	2,017	1,977	4,043
Cien	-	56	115	5,923	3,150	6,441
Chilectra S.A.	10,531	1,954	3,996	5,284	5,770	11,799
Edesur	11,990	10,433	21,334	3,201	3,425	7,004
Edelnor	5,126	9,099	18,606	4,876	5,259	10,754
Ampla (*)	29,694	24,104	49,288	12,187	16,353	33,439
Coelce (*)	16,348	7,727	15,800	10,932	9,766	19,970
Codensa	8,002	10,091	20,634	14,514	16,129	32,981
Cam Ltda.(**)	46	-	-	294	-
Inmobiliaria Manso de Velasco Ltda.	226	580	1,186	68	62	127
Synapsis (***)	488	-	-	478	-
Enersis holding and investment companies	334	255	521	281	334	683
Total	155,931	118,891	243,111	103,659	108,997	222,880
(*) Includes concessions intangible assets.

The Principal Risks associated to the activities of the Enersis Group

Commercial and Regulatory Risk

The Group’s activities are subject to a broad range of governmental standards and environmental regulations. Any modification of such standards and regulations may affect the Group’s activities, economic situation and operating results.

The Group’s distribution activity is subject to a wide range of rules regarding tariffs and other issues that govern their activities in each of the countries where it operates and which could modify distribution subsidiaries operating results.

The Group’s generation activity is subject to existing hydrological and weather conditions in the geographic zones in which the Group’s hydroelectric generating plants are located. Commercial policies have been planned in order to moderate the possible impact of changes in these variables.

Group’s activities are subject to certain environmental regulation which Enersis fulfills constantly. Modifications applied on such regulations may affect the operations, economic condition or the results of these operations.

Enersis and its operating subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtaining permits, licenses and other authorizations and the fulfillment of all requirements of those licenses, permits and norms. As any other regulated company, Enersis cannot guarantee:

•        The approval from regulators of environmental impact studies.

•        That public opposition may not cause delays or modifications to any proposed project and

Pg. 23

•        That laws or regulations may not change or be interpreted in a manner that could adversely affect the operations or the plans for companies in which Enersis or its subsidiaries hold investments.

The group’s commercial activity has been planned to moderate possible impacts resulting from changes in hydrological conditions.

Enersis group’s operations include hydroelectric generation and therefore depend on the hydrological conditions at any time in the broad geographical zones where its hydroelectric generation installations are located. If hydrological conditions produce droughts or other conditions that negatively affect hydroelectric generation, the results could be adversely affected. Enersis has therefore defined as an essential part of its commercial policy not to contract 100% of its total capacity. The electricity business is also affected by atmospheric conditions like average temperatures which govern consumption. The different weather conditions can produce differences in the margin obtained by the business.

Financial situation and the results from operations could be adversely affected if risk exposure weren’t efficiently managed in regards to interest rates, prices of commodities, and exchange rates.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities pegged to a variable interest rate.

In compliance with our current interest rate hedging policy, the portion of fixed and/or hedged debt to the total net debt was 60% as of March 31, 2012 on a consolidated basis.

Depending on the Group’s estimates and debt structure objectives, hedging transactions take place hiring derivatives that mitigate these risks.

The structure of Enersis’ financial debt sort by fixed, protected and variable interest rate, and after derivatives, is as follows:

Net Position:

	Mar. 31 2012	Mar. 31 2011
	%	%
Fixed Interest Rate	60%	62%
Variable Interest Rate	40%	38%
Total	100%	100%

Exchange Rate Risk

The exchange rate risks are mainly related to the following transactions:

  Foreign currency debts raised by Group’s companies.
  Payments to be made on international markets for the acquisition of projects related materials.
  Group companies’ incomes directly linked to the evolution of the dollar, and
  Incoming cash flows from our subsidiaries abroad exposed to exchange rate fluctuations.

Pg. 24

In order to mitigate exchange rate risks, Enersis’ exchange rate hedging policy is based on cash flows and it strives to maintain a balance between dollar indexed flows and the asset and liability levels in such currency.  Cross currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy looks to refinance debts in each company’s functional currency.

Commodities Risk

Enersis is exposed to the price fluctuation risk on some commodities, basically through

  Fuel purchases for the electricity generation and also,
  Energy transactions in the local markets.

In order to reduce risks in extreme drought conditions, the company has designed a trading policy that defines sales commitment levels consistent with its generating plants’ firm energy in a dry year, including risk mitigation clauses in some unregulated clients’ contracts.

In view of the operative conditions by the electricity generation market in Chile has experienced, like extreme drought and rising oil prices, the company has decided to hire a derivative to place a cap on the Brent price for consumption. As of March 31, 2012 there are no outstanding coverage instruments and instruments taken in the past have been specific and for no considerable monetary amounts. Market and operative conditions will be constantly analyzed to adjust the volume hedged or take new hedges for the following months.

Liquidity Risk

In engaging committed long term credit facilities and short term financial investments the Group maintains a consistent liquidity policy, for the amounts required to support projected needs for the period, contingent with the situation and the expectations in the debt and capital markets.

As of March 31, 2012, the Enersis Group held liquidity in the amount of Ch$ 1,114,788 million in Cash and Cash Equivalent and Ch$ 248,910 million in committed long term credit lines. As of December 31st, 2011, the Enersis Group held liquidity in the amount of Ch$ 1,219,921 million in Cash and Cash Equivalent and Ch$ 238,832 million in committed long term credit lines.

Credit Risk

Credit risk in accounts receivable, originating from trading activities, has been historically very limited given that the short term collection conditions with customers doesn’t allow them to individually accumulate significant amounts. Additionally, in the case of the so-called “unregulated clients” of our electricity generation and distribution business, a formal procedure is applied to control the credit risk, using a systematic evaluation of our counterparties, index definition and credit risk factors by virtue of which the contracts are approved or additional guarantee requirements are defined.

Furthermore, in our electricity generating business, in the event of non-payment, some countries allow power supply cut-offs, and in almost all contracts a lack of payment is established as cause for contract termination. For this purpose, credit risks are constantly monitored and the maximum amounts exposed to payment risks are measured, which are limited.

Pg. 25

In turn, in our electricity distribution business, the energy supply cut-off is a power held by our companies in case of default by our customers, applied in accordance with the applicable regulation in each country, enabling the credit risk evaluation and control process, which is also limited.

Surplus cash flow investments are placed in prime national and foreign financial entities (with an investment grade equivalent risk rating) with limits established for each entity.

In the selection of banks for investment, the Group considers those that hold two investment grade classifications, according to the three main international rating agencies (Moody’s, S&P and Fitch Ratings).

Positions are backed up by treasury bonds from the country of operations and instruments issued by the most reputable banks, favoring, wherever possible, the first ones.

Derivatives are engaged with highly solvent entities; about 80% of operations are conducted with entities that hold an A- or higher rating.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial derivatives positions in order to guarantee that the risk taken by the company remains consistent with the risk exposure defined by Management, thus restricting the volatility of its financial results.

The positions portfolio used in the calculations of the current Value at Risk is comprised of debt and financial derivatives.

The calculated Value at Risk represents the possible value loss of the aforementioned positions portfolio over one day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has been studied, including:

  The U.S. dollar Libor interest rate.
  The usual banking local indexes for debts, taking into account the different currencies our companies operate under, and
  The exchange rates of the different currencies involved in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price return, has been applied to simulate the future price scenario.

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to Management.

Pg. 26

Taking in consideration the above mentioned hypotheses, the breakdown for VaR in every mentioned type of positions is the following:

Financial Positions	Mar. 31 2012	Mar. 31 2011
	Th Ch$	Th Ch$
Interest Rate	19,708,101	41,560,004
Exchange Rate	2,633,383	3,602,591
Correlation	(1,042,697)	(310,050)
Total	21,298,787	44,852,545

Other Risks

A portion of Enersis and Endesa Chile’s debt is subject to cross default provisions.  If certain defaults in debt of certain specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile and Enersis, and under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment – after any applicable grace period – of the debts of Enersis and Endesa Chile, and in the case of Enersis, its subsidiaries Endesa Chile and Chilectra, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could give rise to a cross default of several bank revolving debt facilities at the Endesa Chile and Enersis levels. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other debt of the companies mentioned above, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

Similarly, nonpayment – after any given applicable grace period - of the debts of Enersis and Endesa Chile or any of their Chilean subsidiaries, in single indebtedness in default with a principal in excess of US$ 30 million dollars, could potentially give rise to a cross default of Enersis and Endesa Chile Yankee bonds.

Finally, in the case of local bonds of Enersis and Endesa Chile, prepayment is triggered only as a result of a default of the Issuer.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from risk rating agencies could trigger prepayments. Nevertheless, a modification in the Feller Rate and Fitch Ratings Chile local debt risk classification in could trigger a change in the margin applicable to determine the interest rate, in the local committed credit lines executed in 2009.

Pg. 27

Argentina

Generation

In Argentina, the first quarter of 2012 operating result amounted to Ch$ 205 million, representing a 98.2% drop in relation to the first quarter of 2011. This is primarily explained because of lower operating income of Ch$10,458, due to a 16.3% reduction in energy sales. The foregoing was partially offset by a reduction in operating costs, explained mainly by a decrease of 12.2% in fuel consumption.

EBITDA of the operations in Argentina amounted to Ch$ 7,243 million; namely, 51.7% lower with respect to that recorded in the first quarter of 2011.

Endesa Costanera

Endesa Costanera’s operating result decreased by Ch$ 12,181 million, showing a negative result of Ch$ 6,084 million in the first quarter of 2012. This is explained by a 19.3% reduction in operating revenues, due to lower physical sales of Ch$ 11,227. This was partially offset by a 12.4% drop in operating costs, mainly explained by a 12.2% reduction in fuel consumption. Physical sales reached 2,392.4 GWh (2,306.3 GWh during the first quarter of 2011).

The effect of converting these financial statements from Argentine peso to the Chilean peso in both periods was to generate a 6.2% reduction in Chilean pesos in March 2012 when compared to March 2011.

Table 12
Endesa Costanera	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2011-2012	Chg%	3M 2012
Operating Revenues	58,055	46,828	(11,227)	(19.3%)	95,755
Procurement and Services	(44,908)	(39,340)	5,567	12.4%	(80,444)
Contribution Margin	13,147	7,488	(5,659)	(43.0%)	15,311
Other Costs	(4,074)	(7,352)	(3,278)	(80.5%)	(15,034)
Gross Operating Income (EBITDA)	9,073	136	(8,937)	(98.5%)	277
Depreciation and Amortization	(2,976)	(6,220)	(3,243)	(109.0%)	(12,718)
Operating Income	6,097	(6,084)	(12,181)	(199.8%)	(12,441)
Figures may differ from those accounted under Argentine GAAP.

Table 12.1
Endesa Costanera	3M 2011	3M 2012	Var 2011-2012	Chg%
GWh Produced	2,301	2,352	51	2.2%
GWh Sold	2,306	2,392	86	3.7%
Market Share	7.9%	7.7%	(0.2) pp.

Pg. 28

El Chocón

El Chocón’s operating result reached Ch$ 5,347 million in this first quarter, thus reflecting a 0.3% drop compared to the same period of 2011. This result is mainly explained by a 0.9% drop in physical sales and a 5% increase in energy purchases.

The effect of converting these financial statements from Argentine peso to the Chilean peso in both periods was to generate a 6.2% reduction in Chilean pesos in March 2012 when compared to March 2011.

Table 13
El Chocón	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2011-2012	Chg%	3M 2012
Operating Revenues	11,401	11,295	(106)	(0.9%)	23,097
Procurement and Services	(4,247)	(3,639)	608	14.3%	(7,441)
Contribution Margin	7,154	7,656	502	7.0%	15,656
Other Costs	(1,070)	(1,628)	(558)	(52.2%)	(3,330)
Gross Operating Income (EBITDA)	6,084	6,028	(56)	(0.9%)	12,326
Depreciation and Amortization	(722)	(681)	41	5.7%	(1,392)
Operating Income	5,362	5,347	(15)	(0.3%)	10,934
Figures may differ from those accounted under Argentine GAAP.

Table 13.1
El Chocón	3M 2011	3M 2012	Var 2011-2012	Chg%
GWh Produced	535	544	9	1.6%
GWh Sold	675	673	(2)	(0.2%)
Market Share	2.3%	2.2%	(0.1) pp.

Pg. 29

Distribution

Edesur

In Argentina, our subsidary Edesur shows a decrease in operating result drop of Ch$ 8,030 million, with a loss of Ch$ 1,171 million during the first quarter of 2011, compared to a loss of Ch$ 9,201 million in the first quarter of 2012. The negative evolution of the company results are the result of increased operating costs derived from the country’s inflation rate , without the corresponding tariff increases because of the delay in fulfiling certain clauses of the Minutes of Agreement executed with the National Government of Argentina, especially the semi-annual recognition of tariff adjustments incorporated into the Cost Monitoring Mechanism (MMC, in its Spanish acronym) and the implementation of an Integral Tariff Review (RTI, in its Spanish acronym) as provided in such Minutes, all of which is heavily impacting Edesur’s financial balance.

Regarding the rest of the operating evolution, operating expenses increased by Ch$ 10,253 million, associated mostly to higher energy purchases of Ch$ 11.033 million, marginally offset by lower transportation cost of Ch$556 million and other procurement and services of Ch$224 million. Physical sales increased by 4.4% reaching 4,536 GWh in the first quarter of 2012. The loss of energy in this period was 10.5% and the number of clients exceeded 2.3 million.

The effect of converting these financial statements from Argentine peso to the Chilean peso in both periods was to generate a 6.2% reduction in Chilean pesos in March 2012 when compared to March 2011.

Table 14
Edesur	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2011-2012	Chg%	3M 2012
Operating Revenues	71,992	85,020	13,028	18.1%	173,851
Procurement and Services	(36,765)	(47,018)	(10,253)	(27.9%)	(96,143)
Contribution Margin	35,227	38,002	2,775	7.9%	77,708
Other Costs	(32,710)	(43,420)	(10,711)	(32.7%)	(88,787)
Gross Operating Income (EBITDA)	2,518	(5,418)	(7,936)	(315.2%)	(11,079)
Depreciation and Amortization	(3,689)	(3,783)	(95)	(2.6%)	(7,736)
Operating Income	(1,171)	(9,201)	(8,030)	(685.7%)	(18,815)
Figures may differ from those accounted under Argentine GAAP.

Table 14.1
Edesur	3M 2011	3M 2012	Var 2011-2012	Chg%
Customers (Th)	2,356	2,389	33	1.4%
GWh Sold	4,345	4,536	191	4.4%
Clients/Employee	863	839	(24)	(2.7%)
Energy Losses %	10.5%	10.5%	0.0%

Pg. 30

Brazil

Endesa Brasil

Operating Income amounted to Ch$ 136,259 million, 6.3% higher than the Ch$ 128,172 million reported in the first quarter of 2011.

Table 15
Endesa Brasil	(Million Ch$)				(Thousand US$)
	3M 2011	3M 2012	Var 2011-2012	Chg %	3M 2012
Sales	472,382	529,031	56,649	12.0%	1,081,774
Other operating income	49,683	35,087	(14,596)	(29.4%)	71,747
Total Revenues	522,064	564,118	42,054	8.1%	1,153,522
Procurements and Services	(321,460)	(319,827)	1,633	0.5%	(653,990)
Contribution Margin	200,605	244,291	43,686	21.8%	499,532
Other Costs	(63,482)	(68,700)	(5,218)	(8.2%)	(140,479)
Gross Operating Income (EBITDA)	137,122	175,591	38,469	28.1%	359,053
Depreciation and Amortization	(33,014)	(33,086)	(73)	(0.2%)	(67,655)
Reversal of impairment profit (loss) recognized in profit or loss	24,064	(6,246)	(30,309)	(126.0%)	(12,771)
Operating Income	128,172	136,259	8,087	6.3%	278,626
Net Financial Income	(19,114)	(17,702)	1,413	7.4%	(36,197)
Financial income	28,374	27,073	(1,301)	(4.6%)	55,360
Financial expenses	(48,132)	(47,703)	428	0.9%	(97,545)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	643	2,928	2,285	355.3%	5,987
Gains	3,796	8,327	4,531	119.4%	17,027
Losses	(3,153)	(5,399)	(2,246)	(71.2%)	(11,039)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	(0)	(0)		(0)
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	-	-	-		-
Net Income before Taxes	109,058	118,558	9,500	8.7%	242,429
Income Tax	(17,314)	(27,422)	(10,108)	(58.4%)	(56,073)
NET INCOME	91,744	91,136	(608)	(0.7%)	186,356
Net Income Attributable to Owners of the Company	61,588	63,866	2,277	3.7%	130,594
Net Income Attributable to Minority Interest	30,155	27,270	(2,885)	(9.6%)	55,762

Generation

In Brazil, the operating result of our subsidaries amounted to Ch$ 39,770 million, 8.9% lower than for the first quarter of 2011, when operating results amounted to Ch$ 43,671 million.

Cachoeira Dourada

The operating result of Cachoeira Dourada was Ch$ 20,076 million, 0.6% higher than for the first quarter of 2011. This is mainly explained by 13.3% higher energy sales, reaching Ch$33,689 million and 1,075.0 GWh. This was partially offset by an increase in energy purchases of Ch$2,304 million and in transportation costs of Ch$ 3,344 million.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 4.3% reduction in Chilean pesos in March 2012 when compared to March 2011.

Pg. 31

Table 16
Cachoeira	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2011-2012	Chg%	3M 2012
Operating Revenues	29,733	33,695	3,962	13.3%	68,901
Procurement and Services	(6,325)	(10,004)	(3,679)	(58.2%)	(20,456)
Contribution Margin	23,408	23,691	283	1.2%	48,444
Other Costs	(1,605)	(1,898)	(293)	(18.3%)	(3,881)
Gross Operating Income (EBITDA)	21,804	21,793	(10)	(0.0%)	44,563
Depreciation and Amortization	(1,852)	(1,717)	135	7.3%	(3,511)
Operating Income	19,952	20,076	125	0.6%	41,053
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Cachoeira	3M 2011	3M 2012	Var 2011-2012	Chg%
GWh Produced	557	892	335	60.1%
GWh Sold	835	1,075	240	28.7%
Market Share	0.8%	1.0%	0.2 pp.

Fortaleza (cgtf)

The operating result of Endesa Fortaleza (CGTF) amounted to Ch$ 10,738 million, evidencing a 0.3% reduction as compared to the same period of the previous year. This reduction is mainly due to lower energy sales of 22.5% and a 27.3% drop in average energy sale prices. This was  offset by a 61.5% reduction in energy purchases cost. Physical sales of the period reached 707.3 GWh.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 4.3% reduction in Chilean pesos in March 2012 when compared to March 2011

Table 17
Fortaleza	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2011-2012	Chg%	3M 2012
Operating Revenues	42,587	32,334	(10,253)	(24.1%)	66,118
Procurement and Services	(28,101)	(17,458)	10,643	37.9%	(35,698)
Contribution Margin	14,486	14,877	391	2.7%	30,420
Other Costs	(1,691)	(2,141)	(450)	(26.6%)	(4,378)
Gross Operating Income (EBITDA)	12,795	12,736	(60)	(0.5%)	26,043
Depreciation and Amortization	(2,023)	(1,998)	26	1.3%	(4,085)
Operating Income	10,772	10,738	(34)	(0.3%)	21,958
Figures may differ from those accounted under Brazilian GAAP.

Table 17.1
Fortaleza	3M 2011	3M 2012	Var 2011-2012	Chg%
GWh Produced	0	84	84
GWh Sold	663	707	44	6.6%
Market Share	0.6%	0.6%	(0.0) pp.

Pg. 32

Transmission

CIEN

Our transmission subsidiary, CIEN showed a decrease in operating result of Ch$ 5,008 million, reaching Ch$ 8,955 million. The foregoing is mostly due to Ch$ 17,908 higher depreciation, amortization and impairment losses during this period and also by the comparison with first quarter 2011, which included an impairment provision reversion of Ch$ 20,817 million, partially offsetting by the registration of toll charges during the first quarter of 2012 (RAP – Permitted Annual Remuneration) of Ch$ 17,790 million, which started in April 2011.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 4.3% reduction in Chilean pesos in March 2012 when compared to March 2011.

Table 18
Cien	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2011-2012	Chg%	3M 2012
Operating Revenues	1,324	19,032	17,709	1338.0%	38,918
Procurement and Services	(759)	(3,728)	(2,969)	(391.2%)	(7,622)
Contribution Margin	565	15,305	14,740	2610.9%	31,295
Other Costs	(1,484)	(2,244)	(760)	(51.2%)	(4,589)
Gross Operating Income (EBITDA)	(920)	13,061	13,980	1520.0%	26,707
Depreciation and Amortization	(5,935)	(3,163)	2,772	46.7%	(6,468)
Reversal of impairment profit (loss) recognized in profit or loss	20,817	-	(20,817)	(100.0%)	-
Operating Income	13,963	9,898	(4,065)	(29.1%)	20,239
Figures may differ from those accounted under Brazilian GAAP.

Pg. 33

Distribution

In Brazil, the operating result of our distribution subsidiaries amounted to Ch$ 96,839 million, which is 11.2% higher than that obtained in the previous year.

Ampla

Ampla’s operating result amounted to Ch$ 47,019 million, which compared to previous year,  represents a decrease of Ch$ 1.8% compared to the previous year.  This lower result is mostly due to higher depreciation, amortization and impairment losses of Ch$ 11,525. Physical sales grew by 2.5%, reaching 2,808 GWh. Energy losses dropped by 0.8 p.p., going from 20.2% to 19.4%.  The number of Ampla’s clients increased by 65 thousand, thus exceeding 2.65 million clients.

The effect of converting these financial statements from Brazilian reals to Chilean pesos in both periods was to generate a 4.3% drop in Chilean pesos in March 2012 as compared to March 2011.

Table 19
Ampla	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2011-2012	Chg%	3M 2012
Operating Revenues	280,380	290,989	10,609	3.8%	595,020
Procurement and Services	(191,134)	(189,326)	1,808	0.9%	(387,138)
Contribution Margin	89,245	101,662	12,417	13.9%	207,881
Other Costs	(32,601)	(34,342)	(1,741)	(5.3%)	(70,224)
Gross Operating Income (EBITDA)	56,645	67,320	10,675	18.8%	137,658
Depreciation and Amortization	(12,187)	(16,353)	(4,166)	(34.2%)	(33,439)
Reversal of impairment profit (loss) recognized in profit or loss	3,410	(3,948)	(7,358)	(215.8%)	(8,073)
Operating Income	47,868	47,019	(849)	(1.8%)	96,146
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Ampla	3M 2011	3M 2012	Var 2011-2012	Chg%
Customers (Th)	2,587	2,652	65	2.5%
GWh Sold	2,741	2,808	67	2.5%
Clients/Employee	2,145	2,249	104	4.9%
Energy Losses %	20.2%	19.4%	(0.8) pp.

Pg. 34

Coelce

Coelce’s operating result grew by 28.3% reaching Ch$49,820 million in the first quarter of 2012. This good performance is mostly due to a 7.7% increase in energy sales and in a 6.0% reduction in operating costs, explained by 3.9% lower energy purchases. Physical sales increased by 11.7%, amounting to 2,347 GWh.  Energy losses decreased by 0.1 p.p. up to 11.8% in the first quarter of 2012.  Coelce’s number of clients expanded by 131 thousand, reaching 3.2 million clients.

In effect, the conversion of these financial statements from Brazilian reals to Chilean pesos in both periods caused a 4.3% drop in Chilean pesos as of for March 2012 as compared to March 2011.

Table 20
Coelce	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2011-2012	Chg%	3M 2012
Operating Revenues	209,570	216,329	6,759	3.2%	442,355
Procurement and Services	(136,533)	(128,363)	8,170	6.0%	(262,480)
Contribution Margin	73,037	87,966	14,929	20.4%	179,874
Other Costs	(23,123)	(26,082)	(2,959)	(12.8%)	(53,333)
Gross Operating Income (EBITDA)	49,914	61,884	11,970	24.0%	126,542
Depreciation and Amortization	(11,096)	(12,064)	(968)	(8.7%)	(24,669)
Operating Income	38,817	49,820	11,003	28.3%	101,873
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Coelce	3M 2011	3M 2012	Var 2011-2012	Chg%
Customers (Th)	3,126	3,257	131	4.2%
GWh Sold	2,101	2,347	246	11.7%
Clients/Employee	2,485	2,490	5	0.2%
Energy Losses %	12.1%	12.0%	(0.1) pp.

Pg. 35

Chile

Generation

Endesa Chile

Consolidated Income Statement of Endesa Chile

Table 21
Endesa Chile	(Million Ch$)				(Thousand US$)
	3M 2011	3M 2012	Var 2011-2012	Chg %	3M 2012
Sales	566,632	551,552	(15,080)	(2.7%)	1,127,826
Other operating income	7,303	741	(6,562)	(89.9%)	1,515
Total Revenues	573,935	552,293	(21,642)	(3.8%)	1,129,342
Procurements and Services	(285,284)	(311,299)	(26,015)	(9.1%)	(636,551)
Contribution Margin	288,651	240,994	(47,656)	(16.5%)	492,791
Other Costs	(87,285)	(54,192)	33,094	37.9%	(110,812)
Gross Operating Income (EBITDA)	201,365	186,803	(14,563)	(7.2%)	381,978
Depreciation and Amortization	(42,840)	(46,642)	(3,802)	(8.9%)	(95,375)
Reversal of impairment profit (loss) recognized in profit or loss	74	48	(26)	(34.9%)	99
Operating Income	158,600	140,209	(18,391)	(11.6%)	286,702
Net Financial Income	(30,281)	(41,387)	(11,107)	(36.7%)	(84,629)
Financial income	5,158	4,739	(419)	(8.1%)	9,690
Financial expenses	(34,688)	(42,402)	(7,714)	(22.2%)	(86,704)
Income (Loss) for indexed assets and liabilities	(1,093)	(1,971)	(878)	(80.3%)	(4,030)
Foreign currency exchange differences, net	342	(1,753)	(2,095)	(612.4%)	(3,585)
Gains	6,529	7,075	546	8.4%	14,467
Losses	(6,187)	(8,828)	(2,642)	(42.7%)	(18,052)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	27,281	28,492	1,211	4.4%	58,262
Net Income from Other Investments	52	1	(51)	(98.7%)	1
Net Income from Sales of Assets	39	-	(39)	(100.0%)	-
Net Income before Taxes	155,692	127,315	(28,377)	(18.2%)	260,336
Income Tax	(48,569)	(20,998)	27,572	56.8%	(42,937)
NET INCOME	107,122	106,317	(805)	(0.8%)	217,399
Net Income Attributable to Owners of the Company	96,859	66,230	(30,629)	(31.6%)	135,429
Net Income Attributable to Minority Interest	10,263	40,087	29,823	290.6%	81,970

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

The operating result in Chile for the first quarter of 2012 amounted to Ch$ 32,250 million, a  decrease of 66.0% compared to the first quarter of 2011. This is mostly explained by a decrease in operating income of 11.8% mostly due to a 14.0% reduction in energy sales, added to the 9.7% increment in procurement and services costs; which, in turn, were mostly due to higher transportation costs of Ch$ 17,941, a 63.9% more than same period last year.

The foregoing was also affected by  a 14.4% reduction in the average energy sales price expressed in Chilean pesos. Physical sales grew 0.4% reaching 5,191.1 GWh.

EBITDA of the business in Chile, or gross operating result, was Ch$ 52,598 million in this period, which represents an 54.5% decrease when compared to the first quarter of 2011.

Pg. 36

Table 22
Chilean Electricity Business	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2011-2012	Chg%	3M 2012
Operating Revenues	322,519	284,351	(38,168)	(11.8%)	581,448
Procurement and Services	(184,656)	(202,624)	(17,969)	(9.7%)	(414,331)
Contribution Margin	137,863	81,727	(56,136)	(40.7%)	167,117
Other Costs	(22,238)	(29,129)	(6,890)	(31.0%)	(59,563)
Gross Operating Income (EBITDA)	115,625	52,598	(63,026)	(54.5%)	107,554
Depreciation and Amortization	(20,893)	(20,349)	544	2.6%	(41,609)
Operating Income	94,732	32,250	(62,482)	(66.0%)	65,945

Table 22.1
Chilean Electricity Business	3M 2011	3M 2012	Var 2011-2012	Chg%
GWh Produced	4,874	4,875	2	0.0%
GWh Sold	5,169	5,191	22	0.4%
Market Share	35.9%	33.6%	(2.2) pp.

Distribution

Chilectra

In Chile, our subsidary Chilectra showed an operating result of Ch$ 35,016 million, which represents an increase of Ch$ 4,937 million compared to the first quarter of 2012, or the equivalent of 16.4%.  Such increment is mostly explained by Ch$ 9,936 higher operating income, due to a 5.3% increase in energy sales. The above was partially offset by an increase in procurement and services costs of Ch$ 6,987, a 3.7% more than in 2011. This is explained by a 2.0% increase in energy purchases costs and a 31.6% increase in transportation costs.

Energy losses were 5.5%, a decrease of 0.2 p.p. Physical energy sales expanded by 6.8%, reaching 3,564 GWh as of March 2012.

The number of clients expanded by 29 thousand clients, reaching almost 1.65 million during the present period.

Pg. 37

Table 23
Chilectra	(Million Ch$)				(Thousand US$)
	3M 2011	3M 2012	Var 2011-2012	Chg %	3M 2012
Sales	241,556	252,987	11,431	4.7%	517,314
Other operating income	3,574	2,080	(1,494)	(41.8%)	4,253
Total Revenues	245,131	255,067	9,936	4.1%	521,566
Procurements and Services	(186,781)	(193,769)	(6,987)	(3.7%)	(396,223)
Contribution Margin	58,349	61,298	2,949	5.1%	125,344
Other Costs	(21,105)	(18,700)	2,405	11.4%	(38,238)
Gross Operating Income (EBITDA)	37,244	42,598	5,354	14.4%	87,106
Depreciation and Amortization	(6,301)	(6,864)	(563)	(8.9%)	(14,035)
Reversal of impairment profit (loss) recognized in profit or loss	(864)	(718)	146	16.9%	(1,469)
Operating Income	30,079	35,016	4,937	16.4%	71,602
Net Financial Income	1,696	3,638	1,942	114.5%	7,439
Financial income	3,554	3,092	(462)	(13.0%)	6,322
Financial expenses	(1,877)	(375)	1,502	80.0%	(766)
Income (Loss) for indexed assets and liabilities	263	807	544	207.1%	1,651
Foreign currency exchange differences, net	(244)	114	358	146.7%	233
Gains	45	243	198	439.1%	498
Losses	(289)	(129)	160	55.2%	(265)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	15,456	14,081	(1,374)	(8.9%)	28,794
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	0	(75)	(76)	(18424.0%)	(154)
Net Income before Taxes	47,230	52,660	5,430	11.5%	107,680
Income Tax	(7,316)	(4,178)	3,138	42.9%	(8,542)
NET INCOME	39,915	48,482	8,568	21.5%	99,138
Net Income Attributable to Owners of the Company	39,914	48,482	8,568	21.5%	99,138
Net Income Attributable to Minority Interest	-	-	-	-	-
Table 23.1
Chilectra	3M 2011	3M 2012	Var 2011-2012	Chg%
Customers (Th)	1,616	1,645	29	1.8%
GWh Sold	3,338	3,564	226	6.8%
Clients/Employee	2,220	2,263	43	1.9%
Energy Losses %	5.7%	5.5%	(0.2) pp.

Pg. 38

Colombia

Generation

Emgesa

The operating result of our operation in Colombia amounted to Ch$ 78,092 million in this quarter, increasing by Ch$ 50,179 million or by the equivalent of 179.8% compared to the same quarter of 2011. The main effect comes from the impact of the one-time effect of the Equity Tax, which entailed registering –on January 1, 2011- the total amount payable under this concept during the entire 2011-2014 periods.

The good results were also caused by higher operating income of Ch$ 19,801, due to a 17.7% increase in energy sales. This was partially offset by a Ch$ 10,751 increase in procurement and services costs, 36.3% higher than for the same period of the last year, mainly due to higher fuel consumption of Ch$8,584, representing a 251.0% increase compared to the first quarter of 2012.

Physical energy sales grew by 2.9% reaching 3,737.2 GWh and EBITDA in Colombia grew by 139.2% in the first quarter of 2012, reaching Ch$ 87,060 million.

The effect of converting these financial statements from Colombian to Chilean pesos in both periods was to generate a 6.0% increase in Chilean pesos in March 2012 when compared to March 2011.

Table 24
Emgesa	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2011-2012	Chg%	3M 2012
Operating Revenues	115,384	135,185	19,801	17.2%	276,429
Procurement and Services	(29,623)	(40,375)	(10,751)	(36.3%)	(82,559)
Contribution Margin	85,761	94,810	9,050	10.6%	193,870
Other Costs	(49,365)	(7,750)	41,616	84.3%	(15,847)
Gross Operating Income (EBITDA)	36,395	87,060	50,665	139.2%	178,023
Depreciation and Amortization	(8,482)	(8,968)	(486)	(5.7%)	(18,338)
Operating Income	27,913	78,092	50,179	179.8%	159,685
Figures may differ from those accounted under Colombian GAAP.

Table 24.1
Emgesa	3M 2011	3M 2012	Var 2011-2012	Chg%
GWh Produced	2,743	3,073	330	12.0%
GWh Sold	3,631	3,737	106	2.9%
Market Share	18.9%	18.1%	(0.8) pp.

Pg. 39

Distribution

Codensa

In Colombia, Codensa’s operating result during this period was Ch$ 60,730 million, an increase of Ch$ 39,461 million, equivalent to 185.5%. The principal effect arose from the impact of the reform on Equity Taxes, which entailed registering –on January 1, 2011- the total amount payable under this concept during the entire 2011-2014 period. Additionally, during the period operating income increased in Ch$ 33,004 million, explained by a 18.4% growth in energy sales reaching Ch$ 184,393 million.

The latter was partially offset by higher operating costs, mainly explained by a 16.3% increase in energy purchases.

Physical sales grew by 4.8%, reaching 3,261 GWh in the period. Energy losses dropped by 0.2 p.p. to 8.1% and the number of clients increased by 75 thousand, exceeding 2.6 million as of March 2012.

The effect of converting these financial statements from Colombian to Chilean pesos in both fiscal years caused a 6.0% increase in their Chilean peso amount as of March 2012 when compared to those of March 2011.

Table 25
Codensa	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2011-2012	Chg%	3M 2012
Operating Revenues	187,995	220,999	33,004	17.6%	451,903
Procurement and Services	(103,808)	(119,867)	(16,059)	(15.5%)	(245,107)
Contribution Margin	84,188	101,132	16,944	20.1%	206,797
Other Costs	(46,984)	(22,881)	24,103	51.3%	(46,788)
Gross Operating Income (EBITDA)	37,204	78,251	41,047	110.3%	160,009
Depreciation and Amortization	(15,934)	(17,520)	(1,586)	(10.0%)	(35,826)
Operating Income	21,270	60,730	39,461	185.5%	124,183
Figures may differ from those accounted under Colombian GAAP.

Table 25.1
Codensa	3M 2011	3M 2012	Var 2011-2012	Chg%
Customers (Th)	2,564	2,640	75	2.9%
GWh Sold	3,113	3,261	148	4.8%
Clients/Employee	2,355	2,351	(4)	(0.2%)
Energy Losses %	8.3%	8.1%	(0.2) pp.

Pg. 40

Peru

Generation

Edegel

In Peru, the operating result amounted to Ch$ 27,577 million in the first quarter of 2012,  a 18.4% increase compared to that registered in the first quarter of 2011.  This growth is mostly due to a Ch$ 10,821 million increase in operating income, as a consequence of a 18.0% increment in energy sales and an increase in the average energy sale prices of 17%. The foregoing was also due to lower energy purchases of Ch$ 802 million.

This better result was partly offset by higher fuel consumption and transportation costs totaling Ch$ 5,434 million.

Physical sales grew by 2.0% reaching 2,438.9 GWh as of March 2012. EBITDA of the business in Peru amounted to Ch$ 37,135 million in this quarter, representing an increase of 15.5% when comparing it to the same quarter of 2011.

The effect of converting these financial statements from Peruvian sol to Chilean pesos in both periods was to generate a 5.1% increase in Chilean pesos in March 2012, when compared to March 2011.

Table 26
Edegel	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2011-2012	Chg%	3M 2012
Operating Revenues	59,474	70,295	10,821	18.2%	143,741
Procurement and Services	(21,831)	(25,342)	(3,511)	(16.1%)	(51,820)
Contribution Margin	37,643	44,953	7,310	19.4%	91,920
Other Costs	(5,469)	(7,778)	(2,309)	(42.2%)	(15,905)
Gross Operating Income (EBITDA)	32,174	37,175	5,001	15.5%	76,015
Depreciation and Amortization	(8,879)	(9,597)	(718)	(8.1%)	(19,625)
Operating Income	23,295	27,577	4,283	18.4%	56,391
Figures may differ from those accounted under Peruvian GAAP.

Table 26.1
Edegel	3M 2011	3M 2012	Var 2011-2012	Chg%
GWh Produced	2,338	2,273	(65)	(2.8%)
GWh Sold	2,391	2,439	47	2.0%
Market Share	30.7%	29.5%	(1.2) pp.

Pg. 41

Distribution

Edelnor

In Peru, our subsidary Edelnor shows an operating result of Ch$ 16,761 million, Ch$ 70 million higher to that obtained in 2011. This increase is mostly due to greater income results of Ch$ 15.093 million, due to 19.9% higher energy sales. On the other hand, operating costs also increased due to higher energy purchases of Ch$12,815 million, 29.1% more than the previous year.

Energy losses decreased by 0.1 p.p. reaching 8.2% in the current year. The number of clients expanded by 46 thousand, exceeding 1.15 million clients.

The effect of converting these financial statements from Peruvian sols to Chilean pesos in both periods was to generate a 5.1% increase in Chilean pesos in March  2012, when compared to March 2011.

Table 27
Edelnor	Million Ch$				Thousand US$
	3M 2011	3M 2012	Var 2011-2012	Chg%	3M 2012
Operating Revenues	79,676	94,769	15,093	18.9%	193,786
Procurement and Services	(50,752)	(61,629)	(10,878)	(21.4%)	(126,021)
Contribution Margin	28,924	33,140	4,215	14.6%	67,765
Other Costs	(6,883)	(10,613)	(3,730)	(54.2%)	(21,701)
Gross Operating Income (EBITDA)	22,041	22,527	486	2.2%	46,064
Depreciation and Amortization	(5,351)	(5,766)	(416)	(7.8%)	(11,791)
Operating Income	16,690	16,761	70	0.4%	34,272
Figures may differ from those accounted under Peruvian GAAP.

Table 27.1
Edelnor	3M 2011	3M 2012	Var 2011-2012	Chg%
Customers (Th)	1,109	1,155	46	4.2%
GWh Sold	1,632	1,735	103	6.3%
Clients/Employee	2,002	2,100	98	4.9%
Energy Losses %	8.3%	8.2%	(0.2) pp.

Pg. 42

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including procurements, services and other costs) and operating income of all Enersis’ subsidiaries, for the period ended in March 31, 2011 and March 31, 2012, detailed as follows:

Table 28
	3M 2011			3M 2012
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	573,935	(415,335)	158,600	552,293	(412,084)	140,209
Cachoeira (**)	29,733	(9,782)	19,952	33,695	(13,619)	20,076
Fortaleza (***)	42,587	(31,815)	10,772	32,334	(21,596)	10,738
Cien (**)	1,324	12,639	13,963	19,032	(9,135)	9,898
Chilectra	245,131	(215,052)	30,079	255,067	(220,051)	35,016
Edesur	71,992	(73,163)	(1,171)	85,020	(94,222)	(9,201)
Distrilima (Edelnor)	79,676	(62,986)	16,690	94,769	(78,008)	16,761
Ampla	280,380	(232,511)	47,868	290,989	(243,969)	47,019
Coelce	209,570	(170,753)	38,817	216,329	(166,509)	49,820
Codensa	187,995	(166,726)	21,270	220,998	(160,267)	60,730
CAM Ltda.	15,739	(17,179)	(1,439)	-	-	-
Inmobiliaria Manso de Velasco Ltda.	1,050	(1,190)	(140)	1,672	(1,054)	617
Synapsis Soluciones y Servicios IT Ltda.	6,693	(6,556)	137	-	-	-
ICT	1,315	(1,167)	148	1,310	(1,297)	13
Enersis Holding and other investment vehicles	8,067	(12,055)	(3,988)	8,438	(12,730)	(4,292)
Consolidation Adjustments	(179,618)	178,775	(843)	(167,829)	166,962	(867)
Total Consolidation	1,575,569	(1,224,854)	350,715	1,644,118	(1,267,580)	376,537
Table 28.1
	3M 2012
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	1,129,342	(842,640)	286,702
Cachoeira (**)	68,901	(27,848)	41,053
Fortaleza (***)	66,118	(44,160)	21,958
Cien (**)	38,918	(18,679)	20,239
Chilectra	521,566	(449,965)	71,602
Edesur	173,851	(192,666)	(18,815)
Distrilima (Edelnor)	193,786	(159,513)	34,272
Ampla	595,020	(498,874)	96,146
Investluz (Coelce)	442,355	(340,482)	101,873
Codensa	451,901	(327,718)	124,183
CAM Ltda.	-	-	-
Inmobiliaria Manso de Velasco Ltda.	3,418	(2,155)	1,263
Synapsis Soluciones y Servicios IT Ltda.	-	-	-
ICT	2,679	(2,653)	27
Enersis Holding and other investment vehicles	17,254	(26,031)	(8,776)
Consolidation Adjustments	(343,181)	341,408	(1,773)
Total Consolidation	3,361,929	(2,591,976)	769,952

(*) Since January 1st, 2009, includes Gas Atacama, Transquillota e HydroAysén

(**) Consolidated by Endesa Chile until September 30th, 2005. Since October 1st, 2005 is consolidated by Enersis through Endesa Brasil.

(***) Since October 1st, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

Pg. 43

Market Information

Equity Market

New York Stock Exchange (NYSE)

The charts below show the performance of Enersis’ ADS (“ENI”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months, as well as the trading volume, both in the NYSE.

Source: Bloomberg

Pg. 44

PRESS RELEASE

Santiago Stock Exchange (BCS)

The charts below show the performance of Enersis’ Chilean stock price over the last 12 months compared to the Chilean Selective Stock Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchange:

Source: Bloomberg

Pg. 45

Madrid Stock Exchange (Latibex) - Spain

The charts below show Enersis’ share price (“XENI”) at the Latibex over the last 12 months compared to the local stock index (IBEX), as well as the daily average trading volume in the Latibex.

Note: Since May 2011 onwards, the Madrid Stock Exchange modified the terms of transactions’ relations for companies listed in Latibex, changing the former contract per unit of Enersis using a 50:1 ratio, to a 1:1 ratio. Therefore, each share traded in that exchange became equivalent to one common share traded in its domestic market. The charts above consider price evolution and sales volume according to the new standard.

Source: Bloomberg

Pg. 46

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of two of our Yankee Bonds over the last 12 months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index:

Source: Bloomberg

(*) Ishares Iboxx Investment Grade Corporate Bond Fund Index is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

Pg. 47

PRESS RELEASE

Ownership of the Company as of March 31, 2012

TOTAL SHAREHOLDERS: 7,427

Conference Call Invitation

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Wednesday, April 25, 2012, at 16:00 PM ET (17:00 PM Local Chile Time). There will be a question and answer session following management's comments. Representing Enersis will be Mr. Alfredo Ergas, Chief Financial Officer and the Investor Relations Team.

To participate, please dial +1 (617) 213 4870 or +1 (888) 713 4218 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 83622722.

To access the phone replay, please dial +1 (617) 801 6888 or +1 (888) 286 8010 (toll free USA) Passcode ID: 99049498.

For this Conference Call you can access previously to the pre-registration site at

https://www.theconferencingservice.com/prereg/key.process?key=PHRQJ3F7D and make your registration quicker. If not, please connect approximately 15 minutes prior to the scheduled start time. You can also access to the conference call replay through our Investor Relations website at http://www.enersis.cl.

Pg. 48

Contact Information

For further information, please contact us:

Ricardo Alvial Investments and Risks Director mlmr@enersis.cl (56-2) 353 4682	Denisse Labarca Head of Investor Relations denisse.labarca@endesa.es (56-2) 353 4576	Melissa Vargas Investor Relations Associate emvb@enersis.cl (56-2) 353 4555

Javier Hernández Investor Relations Associate jaha@enersis.cl (56-2) 353 4492	Jorge Velis Investor Relations Associate jgve@enersis.cl (56-2) 353 4552	Carmen Poblete Shares Department Representative cpt@enersis.cl (56-2) 353 4447
Maria Luz Muñoz Investor Relations Assistant mlmr@enersis.cl (56-2) 353 4682

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 49

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: April 26, 2012